Exhibit 35.2

ANNUAL STATEMENT OF COMPLIANCE

OFFICER’S CERTIFICATE OF THE ADMINISTRATOR

In compliance with Section 3(a) of the Administration Agreement (the “Agreement”) among Nelnet Student Loan Trust 2009-2, as Issuer, M&T Trust Company of Delaware, as Delaware Trustee, Wells Fargo Bank, N.A., as Indenture Trustee, and National Education Loan Network, Inc., as Administrator, dated as of October 1, 2009, I, Terry J. Heimes, certify that:

1.	A review of the activities of the Administrator and of its performance under the Agreement during the period from October 1, 2009 through December 31, 2009 has been made under my supervision; and

2.	Based on my knowledge of such review, the Administrator has fulfilled in all material respects its obligations under the Agreement during such period.

March 31, 2010

By:	/s/ TERRY J. HEIMES_________________
Terry J. Heimes, CFO, Treasurer
National Education Loan Network, Inc.